Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a transcript of a video message made available to all BHP Billiton employees, which message is preceded by the disclaimer set forth below.

By viewing this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) is based on public information which has not been independently verified.

This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this presentation in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton’s and Rio Tinto’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and Underlying EBITDA exclude any exceptional items. A reconciliation to profit from operations is contained within the profit announcement

References in this presentation to “$” are to United States dollars unless otherwise specified.

Speaker – Maruis Kloppers

Hello and thank you for taking the time to watch this video today. The purpose of this video is to give you an overview of our results, the exciting future that we have ahead of us but most importantly to thank all of you for your contribution over the last year.

Because BHP Billiton is a sponsor of the Olympic Games, I’m up in Beijing at the moment and therefore unable to give this presentation to you live. However particularly in light of the fantastic results we’ve achieved over the last 12 months, I wanted to take this opportunity today to share the results with you and to brief you on those aspects of the business in which we have made so much progress over the last 12 months.

Please take the opportunity to review the results that we’ve delivered to the market. You can obviously, as usual, find a lot of additional material on our website, and in addition, I would encourage you to talk to your supervisor or manager about the results that we’ve achieved over the last 12 months.

This video will be broken up into 5 key sections. Safety, Results and Strategy, Community, Resourcing the Future, and our offer for Rio Tinto.

Firstly I want to start with safety. One of the things I say to prospective employees is that I feel proud to work for this company. I feel proud because of our overall commitment to zero harm, and the commitment to send all of our employees home safely at the end of each working day.

Sadly, despite our best efforts, we lost 11 of our colleagues this past financial year in a variety of accidents. And we can never be world class until we’ve eliminated all of these fatalities. As we move into the next financial year, a continued and ongoing commitment towards safety is the most important contribution that each one of you can make as an individual.

The profit announcement today highlights another very strong set of financial results. A strong set of financial results built on a consistent strategy that we have implemented throughout the last decade. This strategy is focused on long life, low cost, expandable, up-stream export orientated assets, which are diversified by market, by geography and by product. We will spend a lot of effort over the next financial year in continuing to implement our operating model so that each business can achieve its maximum potential. And while I’m talking about the operating model, it would be remiss of me not to mention the word ‘simplicity’. Many of you have heard me speak about this before, but I want to continue to emphasize that we must focus on the main things that make us successful and continue to do our business in the simplest possible way.

We always talk about how our whole strategy is built on sustainability and the communities in which we operate. Well, I feel very proud of the fact that our program to donate 1% of our pre-tax profit towards community works and efforts have resulted in us spending $141,000,000 dollars over fiscal year 2008. And as we grow our profits, as we become ever more successful, my aspiration is to continue to grow this amount of money we invest in our communities. Money that is spent on education, eradication of malaria, other social programs, things that benefit the communities in which we operate in a real and material way.

Our future, and our license to operate is inextricably linked to the communities and I cannot fail to mention the effort of all of our employees that have so selflessly donated their money, time and work through our matched giving program. We’ve had over 100,000 hours donated by our employees which have been matched by the company in terms of financial contribution. We’ve also had nearly $5,000,000 dollars given as part of our matched giving program. Each one of these efforts help us to deliver an ever more sustainable company. Thank you for those efforts.

Many of you will have seen our new theme, ‘Resourcing the Future’. What is this all about? We’ve spoken about communities, we’ve spoken about customers. This theme, however, is designed to communicate and take it one step further. To communicate that we are a real part of the world’s continued economic development. How our raw materials are lifting hundreds of millions of people out of poverty as the countries that consume our products industrialize. ‘Resourcing the Future’ is a dynamic way of telling the world what we’re all about.

As you are aware, BHP Billiton has made an offer to acquire Rio Tinto during the course of this year. Both companies have a very similar culture, similar history and heritage and many of the same values, in particular health and safety, community and environment, where both companies have been leaders for a very long period of time. We’ve seen today a fantastic set of financial results for BHP Billiton, and BHP Billiton has got a great future as a standalone company ahead of it.

However, the Rio Tinto assets, the Rio Tinto company, has got an absolutely unique overlap with our company. And in that overlap there’s value, extra product for our customers to be released, which simply isn’t possible when each one of these two companies operates on a standalone basis.

This value is available obviously to our customers in the form of extra product but also in terms of extra value to the combined set of shareholders of these two companies. It’s for this reason the ability to make the whole more than the sum of the parts, that we’ve made this offer. We will continue to update you on our progress in this regard as we proceed through the next financial year.

So looking forward, fiscal year ‘09 is already shaping up to be an excellent and an exciting year for each one of us. I thank you for the hard work again in fiscal year ‘08. I hope that the result that we’ve achieved spurs us on towards ever greater heights.

I want to end with emphasizing safety. We’ve got an over-riding commitment towards sending each one of our employees home safely at the end of each working day.

Thank you for all of your efforts. Goodbye.